FreeSeas Inc. Announces Delivery of the Free Impala
Company Also Announces New Time Charter for the Free Envoy
April 2, 2008 — Piraeus, Greece — FreeSeas Inc. (NASDAQ: FREE, FREEW and FREEZ) (“FreeSeas” or “the Company”), a provider of seaborne transportation for drybulk cargoes, announced today that it has taken delivery of the 1997-built 24,111 dwt Handysize Free Impala. The Free Impala is being delivered to a one-year time charter at a rate of $31,500 per day, as previously announced.
FreeSeas Inc. also announced today that the 1984-built, 26,318 dwt Handysize vessel Free Envoy has completed its one-year period charter at $17,000 per day and has been delivered to new charterers for a 15-day spot voyage at $31,500 per day.
“With seven vessels now in the fleet and one still to be delivered later this year, our fleet continues to increase its earnings capacity,” stated Mr. Ion Varouxakis, Chairman, President and Chief Executive Officer of FreeSeas. “The Free Impala is a modern vessel that we believe will be a significant revenue contributor for years to come. We are also extremely gratified to see that even our older vessels, like the Free Envoy, remain very healthy earners as well.”
The following table detail FreeSeas’ current fleet as announced today:
Current fleet:

Vessel Name	Dwt	Vessel Type	Built	Employment
Free Destiny	25,240	Handysize	1982	75-day time-charter at $27,500 p/d

Free Envoy	26,318	Handysize	1984	15-day time-charter at $31,500 p/d

Free Goddess	22,051	Handysize	1995	Two-year time-charter through November 2009 at $19,250 p/d

Free Hero	24,318	Handysize	1995	Time-charter through February 2009 at $14,500 p/d

Free Impala	24,111	Handysize	1997	One-year time-charter through April 2009 at $31,500 p/d

Free Jupiter	47,777	Handymax	2002	Three-year time-charter through February 2011 at $32,000/28,000/24,000 p/d

Free Knight	24,111	Handysize	1998	One-year time-charter through March 2009 at $31,500 p/d
Vessel to be delivered:

Vessel Name	Dwt	Vessel Type	Built	Expected Delivery	Employment
Free Lady	50,246	Handymax	2003	June-July 2008	No employment currently in place

About FreeSeas Inc.
FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of five Handysize vessels and one Handymax vessel. FreeSeas’ common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the US Securities and Exchange Commission, which can be obtained free of charge on the SEC’s website at www.sec.gov. For more information about FreeSeas Inc., please go to our corporate website, www.freeseas.gr.
Forward-Looking Statements
This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.
For further information please contact:

Company Contact:	Investor Relations / Financial Media:
Ion Varouxakis	Thomas J. Rozycki, Jr.
Chief Executive Officer	Sr. Vice President
FreeSeas Inc.	Cubitt Jacobs & Prosek Communications
89 Akti Miaouli Street	350 Fifth Avenue — Suite 3901
185 38 Piraeus, Greece	New York, NY 10118, USA
Tel: 011-30-210-45-28-770	Tel: +1.212.279.3115 x208
Fax: 011-30-210-429-10-10	Fax: +1.212.279-3117
E-Mail: info@freeseas.gr	E-Mail: trozycki@cjpcom.com
www.freeseas.gr	www.cjpcom.com
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